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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27120

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/22___ AND ENDING ___12/31/22___
                                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: _____ Robert A. Stanger & Company, Inc. _____

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1129 Broad Street, Suite 201
(No. and Street)

Shrewsbury	NJ	07702
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kevin K. Hull	(732) 389-3600	khull@rastanger.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PKF O'Connor Davies, LLP

(Name – if individual, state last, first, and middle name)

245 Park Avenue, 12th Floor	New York	NY	10167
(Address)	(City)	(State)	(Zip Code)

09/29/03	127
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Kevin T. Gannon, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Robert A. Stanger & Company, Inc., as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Executive Officer

[signature]

Notary Public

LISA B BUFF
My Comm. Exp. 10-27-2024
NOTARY PUBLIC
No. 2450606
NEW JERSEY

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Robert A. Stanger & Company, Inc.

Financial Statement

December 31, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Robert A. Stanger & Company, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Robert A. Stanger & Company, Inc. (the "Company") as of December 31, 2022, and the related notes to the statement of financial condition (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PKF O'Connor Davies, LLP

We have served as the Company's auditor since 2009.

February 10, 2023

PKF O'CONNOR DAVIES, LLP
245 Park Avenue, New York, NY 10029 I Tel: 212.867.8000 or 212.286.2600 I Fax: 212.286.4080 I www.pkfod.com

Robert A. Stanger & Company, Inc.

Statement of Financial Condition
December 31, 2022

ASSETS

Cash and cash equivalents	$591,510
Operating right-of-use asset	212,383
Trade accounts receivable, net of	
allowance of $25,000	245,849
Prepaid expenses and deposits	277,414
Furniture, equipment and leasehold improvements, net of	
accumulated depreciation and amortization of $511,015	29,567
Total Assets	$1,356,723

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts payable	$145,000
Operating lease liabilities	201,570
Deferred revenue	284,250
Total Liabilities	630,820

Stockholders' Equity

Capital stock, no par, 2,500 shares authorized,	
250 shares issued and outstanding	759,234
Retained earnings	(33,331)
Total Stockholders' Equity	725,903
Total Liabilities and Stockholder' Equity	$1,356,723

The accompanying notes are an integral part of this financial statement.

Robert A. Stanger & Company, Inc.

Notes to Financial Statement
December 31, 2022

1. **Organization**

    Business

    Robert A. Stanger & Company, Inc. (the "Company") was incorporated in the State of New Jersey in August of 1985. The Company provides services to the public, which includes acting as an agent in mergers and acquisitions, preparing fairness opinions, valuing securities and businesses and performing financial advisory services. The Company also is registered as a broker-dealer with the Securities and Exchange Commission.

2. **Significant Accounting Policies**

    Use of Estimates

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates and those differences could be material.

    Income Taxes

    As an S Corporation, the Company's Federal and New Jersey State income is taxed in the individual income tax returns of its stockholders. The Company has elected to pay the New Jersey Business Alternative Income Tax (the "NJ BAIT Tax") and such payments are deductible for Federal Income taxes and appear as a credit to New Jersey taxes paid on the Schedule K-1 for each stockholder. The Company paid $82,919 to the State of New Jersey for the New Jersey BAIT tax in 2022.

    Cash and Cash Equivalents

    The Company considers all highly liquid instruments with a maturity of three months or less at the time of purchase to be cash equivalents.

    Allowance for doubtful accounts

    The Company recognizes an allowance for losses on accounts receivable in an amount equal to the estimated probable losses net of recoveries. The allowance is based on an analysis of historical bad debt experience, current receivables aging, and expected future write-offs, as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The expense associated with the allowance for doubtful accounts is recognized as bad debt expense. At December 31, 2022, the allowance for doubtful accounts was $25,000.

Furniture, Equipment and Leasehold Improvements

Leasehold improvements and equipment and furniture are recorded at cost. Depreciation is provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives using accelerated methods. Improvements are capitalized while expenditures for maintenance and repairs are charged to expense as incurred. Leasehold improvements are amortized over the shorter of the estimated life or lease term. Furniture is depreciated over an estimated life of 5 years and equipment is depreciated over an estimated life of 3 years.

Revenue Recognition

The Company follows the guidance provided by ASC Topic 606, Revenue from Contracts with Customers.

Deferred revenues are reported when monies are received by the Company and the performance obligations have not been performed. Revenue is recognized, and the deferred revenue liability eliminated, when the respective performance obligation has been satisfied.

To determine the amount and timing of revenue recognition, the Company must (1) identify the contract with the client, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the Company satisfies a performance obligation.

The Company is engaged in various advisory and consulting activities on strategic matters, including mergers, acquisitions, divestitures, restructurings and similar corporate finance matters. Where a component of an engagement is a deliverable, (*i.e., a fairness opinion or a valuation report*), or upon a triggering event (*i.e., the closing of a transaction*) revenue is generally recognized at the point in time that performance under the arrangement is completed, (*i.e., the deliverable is rendered or the deal is consummated*). The Company also engages in other fee-for-service activities, including providing data and subscription publications. Revenue for these activities is generally recognized at the point in time that performance under the arrangement is completed, (i.e., when the data is delivered). During 2022, the Company recognized revenue at a point in time totaling $6,924,418. At December 31, 2022, the Company had deferred revenue of $284,250, all of which is expected to be recognized in 2023 at a point in time.

In almost all consulting engagements, there is a distinct advisory component. Revenue for advisory services is recognized over time, as the work is completed and performance obligations are simultaneously provided by the Company and consumed by the client. During 2022, the Company recognized revenue over time totaling $1,690,165.

Accounting for Uncertainty in Income Taxes

Management has determined that the Company had no uncertain tax positions that would require financial statement recognition.

Subsequent Events Evaluation by Management

Management has evaluated subsequent events for disclosures and/or recognition in the financial statements through the date these financial statements were issued. No events have been identified that require disclosure.

3.   **Furniture, Equipment and Leasehold Improvements**

Furniture, equipment and leasehold improvements consist of the following at December 31, 2022:

Furniture and Equipment	$	461,436
Leasehold Improvements		79,146
Less Accumulated Depreciation and Amortization		(511,015)
	$	29,567

4.   **Concentration of Credit Risk**

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and accounts receivable. The Company maintains cash with a single financial institution. At times, cash balances may exceed insured limits. Concentrations of credit risk with respect to accounts receivable are limited due to the good credit quality of the customers of the Company.

Approximately 11.6% of the Company's revenues were generated by contracts from one customer in 2022, and 24.2% of the Company's trade receivables were owed from one customer at December 31, 2022.

5.   **Pension Plan**

The Company sponsored a Simplified Employee Pension Plan through the end of 2014 covering substantially all employees. Beginning on January 1, 2015 the Company sponsored a 401K Plan. During 2022, the Company made 401K mandatory contributions aggregating $98,083.

6.   **Lease Obligations**

Effective January 1, 2019 the Company adopted ASU 2016-02 (ASC 842), Leases. The Company is a lessee in several non-cancellable operating leases, for office space and office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date

for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment and is presently assumed to be 7.0%. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus or minus any prepaid or accrued lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has an operating lease for office space in New Jersey beginning November 1, 2019 at $159,804 per annum. The lease expires on June 30, 2024. The lease agreement allows for an annual rent increase of 2% on July 1st. Total payments for office leases in 2022 were $163,725. At December 31, 2022, the Company has a ROU asset of $212,383 and lease liability of $201,570.

The Company also leases various equipment under operating leases that expire at various times through the year 2026. Annual payments for these leases are approximately $1,435.

The following is a schedule detailing future minimum office space operating lease payments:

2023	171,281
2024	86,488
Total	$ 257,769
Less:	
Imputed interest	(13,803)
Prepayments	(42,396)
Total operating lease liability	$ 201,570

7. **Net Capital Requirement**

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital; both as defined, shall not exceed 15 to 1. As of December 31, 2022, the Company had net capital of $161,760, which was $133,144 in excess of its required net capital. The Company's net capital ratio was 2.65 to 1 as of December 31, 2022.